2005-03-31

Attending to this matter, tel. direct line, fax direct line | Your date | Your reference

KF/Gunnar Båtelsson, +46 26 26 10 20


SEC MAIL PROCESSING
RECEIVED
APR 1 1 2005
WASH, D.C. 202 SECTION

Commission File No. 82-1463

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 10549
USA


05007218

Attention: Office of International
Corporate Finance, Mr Samuel Wolff,
Special Counsel

SUPPL

Re: Exemption Under Exchange Act
Rule 12g3-2(b); Commission
File No, 82-1463

Dear Sir:

In connection with the exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "Act") granted to Sandvik AB by the Securities and Exchange Commission (the "Commission") pursuant to Rule 12g3-2(b) promulgated under the Act, enclosed is Sandvik AB Press Release, Effects of transition to International Financial Reporting Standards (IFRS), dated 31 March 2005, which is being submitted under Rule 12g(b)1)(iii).

Sincerely,

SANDVIK AKTIEBOLAG; (publ)

PROCESSED
APR 2 5 2005
THOMSON
FINANCIAL

Gunnar Båtelsson
Group Treasurer and VP Finance

4/15

SEC-brev 050329 Ann Meet.doc

Postal address	Public Company (publ)	Telephone	Telefax
SANDVIK AB SE-811 81 SANDVIKEN SWEDEN	Reg.No 556000-3468 VAT No. SE663000060901 www.sandvik.com	+46 26 26 00 10	+46 26 26 10 76

K 003

Cusip number - 800212201




SEC MAIL PROCESSING
RECEIVED
APR 1 1 2005
WASH, D.C. 202 SECTION

Press Release

Sandvik AB
Effects of transition to International Financial Reporting Standards (IFRS)

As of 1 January 2005, Sandvik is applying the International Financial Reporting Standards (IFRS).
In this document, the comparative figures from 1 January 2004 have been restated from the accounting principles applied previously, "Swedish GAAP", to IFRS. The interim report for the first quarter of 2005 will be the first financial report that Sandvik provides in accordance with IFRS.

Full-year 2004, SEK M

Income statement	Sw. GAAP Q1-4 2004	Adjust-ment	IFRS Q1-4 2004
Invoiced sales	54 610		54 610
Cost of goods sold	-37 340	1 295 [1)]	-36 045
Gross profit	17 270	1 295	18 565
Selling, administrative and R&D expenses	-10 455	-917 [2)]	-11 372
Other operating income and expenses, net	351	34 [3)]	385
Operating profit	7 166	412	7 578
% of invoicing	13.1		13.9
Financial income and expenses, net	-701		-701
Profit after financial items	6 465	412	6 877
% of invoicing	11.8		12.6
Taxes	-1 759	-7 [4)]	-1 766
Net profit	4 706	405	5 111
of which, Minority interests	253	12	265
of which, Shareholders' interest	4 453	393	4 846
Earnings per share before dilution, SEK*	17.70	1.55	19.25

* Based on shareholders' interest in profit.

Balance sheet*	Sw. GAAP 2004-12-31	Adjust-ment	IFRS 2004-12-31
Fixed assets	22 520	143 [5)]	22 663
Inventories	13 459		13 459
Current receivables	13 532		13 532
Liquid assets	1 720		1 720
Total assets	51 231	143	51 374
Shareholders' equity	21 856	1 695	23 551
Minority interests	959	-959	0
Interest-bearing provisions and liabilities	14 746	-539 [6)]	14 207
Non-interest-bearing provisions and liabilities	13 670	-54 [7)]	13 616
Total shareholders' equity and liabilities	51 231	143	51 374

* For opening balance 2004 and 2005, see page 8.

Postal address
SANDVIK AB
Group Communications
SE-811 81 SANDVIKEN
SWEDEN

Public Company (publ)
Reg.No 556000-3468
VAT No. SE663000060901
www.sandvik.com

Telephone
+46 26 26 10 47

Telefax
+46 26 26 10 43

Explanations, SEK M:

	Full-year 2004	Q1 2004	Q2 2004	Q3 2004	Q4 2004	
1)	1 294	302	315	290	387	Reclassification due to changed treatment of research and development expenses.
	1				1	Adjustment of depreciation as a consequence of breaking down fixed assets into "components" with different useful lives.
	1 295	302	315	290	388	
2)	354	88	90	88	88	Reversal of amortization of goodwill.
	11	3	3	3	2	Reversal of amortization of unrecognized actuarial gains and losses related to pensions.
	12	-11	9	-9	23	Effect related to share-based payments in accordance with IFRS 2 where by the expense is recognized based on the estimated market value of the options at the allocation date.
	-1 294	-302	-315	-290	-387	Reclassification due to changed treatment of research and development expenses.
	-917	-222	-213	-208	-274	
3)	34	0	0	34	0	Partial reversal of exchange difference in equity arising from the sale of Walter's machine division (no net effect on equity). The entire amount is recognized in the third quarter.
4)	-7	2	-3	1	-7	Net effect on taxes related to the IFRS adjustments.
5)	341	90	178	264	341	Reversal of amortization of goodwill 2004 (including exchange difference, -13 SEK M for the full-year).
	-19	-20	-20	-20	-19	Adjustment of accumulated depreciation as a consequence of breaking down fixed assets into "components" with different useful lives.
	-179	-176	-177	-178	-179	Adjustment of deferred tax assets related to pensions.
	143	-106	-19	66	143	
6)	-539	-531	-534	-537	-539	Reversal of unrecognized actuarial gains and losses related to pensions.
7)	-67	-28	-42	-38	-67	Effect relating to share-based payments.
	13	2	6	5	13	Adjustment of deferred tax liability.
	-54	-26	-36	-33	-54	

(Detailed explanations provided from pages 9-11.)

Full-year 2004, SEK M

Operating profit by business area	Sw. GAAP Full-year 2004	%	IFRS Full-year 2004	%
Svk Tooling	3 737	19.4	3 864	20.1
Svk Mining and Construction	1 704	10.3	1 829	11.0
Svk Materials Technology	1 259	8.7	1 354	9.4
Seco Tools	809	18.8	840	19.5
Group activities	-343		-309	
Group total	7 166	13.1	7 578	13.9

Shareholders' equity	1 January 2004	31 March 2004	30 June 2004	30 Sept. 2004	31 Dec. 2004
Equity as per Swedish GAAP	21 440	23 164	21 929	22 040	21 856
Adjustments:					
IAS 19 Pensions	353	355	356	358	360
IFRS 3 Goodwill amortization		90	179	264	341
IFRS 2 Share-based payments	24	20	30	27	48
IFRS 3 Minority interests	846	1 007	922	958	959
IAS 16 "Component depreciation", fixed assets	-14	-14	-14	-13	-13
Total adjustments:	1 209	1 458	1 473	1 594	1 695
Equity as per IFRS	22 649	24 622	23 402	23 634	23 551
Effects of IAS 39 (also see page 8)					62
Adjusted opening equity 1 Jan. 2005 (also see page 8)					23 613

Key ratios (IFRS)	Sw. GAAP Full-year 2004	IFRS Full-year 2004
Return on equity, %	20.2	21.7 *
Return on capital employed, %	19.4	20.5
Net debt/equity ratio, times	0.6	0.5

* Calculated on total equity, including minority interest.

Quarter 1 2004, SEK M

Income statement	**Sw. GAAP Q1 2004**	**Adjust-ment**	**IFRS Q1 2004**
Invoiced sales	12 680		12 680
Cost of goods sold	-8 560	302 [1)]	-8 258
Gross profit	4 120	302	4 422
Selling, administrative and R&D expenses	-2 648	-222 [2)]	-2 870
Other operating income and expenses, net	108		108
Operating profit	1 580	80	1 660
% of invoicing	12.5		13,1
Financial income and expenses, net	-150		-150
Profit after financial items	1 430	80	1 510
% of invoicing	11.3		11.9
Taxes	-387	2 [4)]	-385
Net profit	1 043	82	1 125
of which, Minority interests	55	4	59
of which, Shareholders' interest	988	78	1 066
Earnings per share before dilution, SEK	3.90	0.35	4.25

Balance sheet	**Sw. GAAP 31 March 2004**	**Adjust-ment**	**IFRS 31 March 2004**
Fixed assets	22 975	-106 [5)]	22 869
Inventories	13 129		13 129
Current receivables	13 421		13 421
Liquid assets	1 642		1 642
Total assets	51 167	-106	51 061
Shareholders' equity	23 164	1 458	24 622
Minority interests	1 007	-1 007	0
Interest-bearing provisions and liabilities	13 469	-531 [6)]	12 938
Non-interest-bearing provisions and liabilities	13 527	-26 [7)]	13 501
Total shareholders' equity and liabilities	51 167	-106	51 061

Operating profit by business area	**Sw. GAAP Q1 2004**	**%**	**IFRS Q1 2004**	**%**
Svk Tooling	859	18.3	882	18.8
Svk Mining and Construction	324	9.2	355	10.0
Svk Materials Technology	302	9.0	326	9.7
Seco Tools	191	18.1	200	18.9
Group activities	-96		-103	
Group total	1 580	12.5	1 660	13.1

Quarter 2 2004, SEK M

Income statement	Sw. GAAP Q2 2004	Adjust-ment		IFRS Q2 2004
Invoiced sales	13 980			13 980
Cost of goods sold	-9 484	315	1)	-9 169
Gross profit	4 496	315		4 811
Selling, administrative and R&D expenses	-2 674	-213	2)	-2 887
Other operating income and expenses, net	28			28
Operating profit	1 850	102		1 952
% of invoicing	13.2			14.0
Financial income and expenses, net	-186			-186
Profit after financial items	1 664	102		1 766
% of invoicing	11.9			12.6
Taxes	-430	-3	4)	-433
Net profit	1 234	99		1 333
of which, Minority interests	79	2		81
of which, Shareholders' interest	1 155	97		1 252
Earnings per share before dilution, SEK	4.60	0.35		4.95

Balance sheet	Sw. GAAP 30 June 2004	Adjust-ment		IFRS 30 June 2004
Fixed assets	22 842	-19	5)	22 823
Inventories	13 460			13 460
Current receivables	13 058			13 058
Liquid assets	1 804			1 804
Total assets	51 164	-19		51 145
Shareholders' equity	21 929	1 473		23 402
Minority interests	922	-922		0
Interest-bearing provisions and liabilities	15 052	-534	6)	14 518
Non-interest-bearing provisions and liabilities	13 261	-36	7)	13 225
Total shareholders' equity and liabilities	51 164	-19		51 145

Operating profit by business area	Sw. GAAP Q2 2004	%	IFRS Q2 2004	%
Svk Tooling	947	19.0	970	19.4
Svk Mining and Construction	450	10.6	482	11.4
Svk Materials Technology	314	8.6	338	9.2
Seco Tools	229	20.9	237	21.7
Group activities	-90		-75	
Group total	1 850	13.2	1 952	14.0

Quarter 3 2004, SEK M

Income statement	Sw. GAAP Q3 2004	Adjust-ment	IFRS Q3 2004
Invoiced sales	13 570		13 570
Cost of goods sold	-9 270	290 [1)]	-8 980
Gross profit	4 300	290	4 590
Selling, administrative and R&D expenses	-2 637	-208 [2)]	-2 845
Other operating income and expenses, net	108	34 [3)]	142
Operating profit	1 771	116	1 887
% of invoicing	13.1		13.9
Financial income and expenses, net	-194		-194
Profit after financial items	1 577	116	1 693
% of invoicing	11.6		12.5
Taxes	-447	2 [4)]	-445
Net profit	1 130	118	1 248
of which, Minority interest	57	3	60
of which, Shareholders' interest	1 073	115	1 188
Earnings per share before dilution, SEK	4.30	0.40	4.70

Balance sheet	Sw. GAAP 30 Sept. 2004	Adjust-ment	IFRS 30 Sept. 2004
Fixed assets	22 482	66 [5)]	22 548
Inventories	13 393		13 393
Current receivables	12 785		12 785
Liquid assets	1 643		1 643
Total assets	50 303	66	50 369
Shareholders' equity	22 040	1 594	23 634
Minority interests	958	-958	0
Interest-bearing provisions and liabilities	13 967	-537 [6)]	13 430
Non-interest-bearing provisions and liabilities	13 338	-33 [7)]	13 305
Total shareholders' equity and liabilities	50 303	66	50 369

Operating profit by business area	Sw. GAAP Q3 2004	%	IFRS Q3 2004	%
Svk Tooling	971	20.5	1 028	21.7
Svk Mining and Construction	434	10.0	466	10.7
Svk Materials Technology	263	7.6	287	8.3
Seco Tools	175	16.8	182	17.5
Group activities	-72		-76	
Group total	1 771	13.1	1 887	13.9

Quarter 4 2004, SEK M

Income statement	Sw. GAAP Q4 2004	Adjust-ment		IFRS Q4 2004
Invoiced sales	14 380			14 380
Cost of goods sold	-10 026	388	1)	-9 638
Gross profit	4 354	388		4 742
Selling, administrative and R&D expenses	-2 496	-274	2)	-2 770
Other operating income and expenses, net	107			107
Operating profit	1 965	114		2 079
% of invoicing	13.7			14.5
Financial income and expenses, net	-171			-171
Profit after financial items	1 794	114		1 908
% of invoicing	12.5			13.3
Taxes	-495	-8	4)	-503
Net profit	1 299	106		1 405
of which, Minority interests	62	3		65
of which, Shareholders' interest	1 237	103		1 340
Earnings per share before dilution, SEK	4.90	0.45		5.35

Balance sheet	Sw. GAAP 31 Dec. 2004	Adjust-ment		IFRS 31 Dec. 2004
Fixed assets	22 520	143	5)	22 663
Inventories	13 459			13 459
Current receivables	13 532			13 532
Liquid assets	1 720			1 720
Total assets	51 231	143		51 374
Shareholders' equity	21 856	1 695		23 551
Minority interests	959	-959		0
Interest-bearing provisions and liabilities	14 746	-539	6)	14 207
Non-interest-bearing provisions and liabilities	13 670	-54	7)	13 616
Total shareholders' equity and liabilities	51 231	143		51 374

Operating profit by business area	Sw. GAAP Q4 2004	%	IFRS Q4 2004	%
Svk Tooling	960	20.1	984	20.6
Svk Mining and Construction	495	11.0	526	11.6
Svk Materials Technology	380	9.6	403	10.2
Seco Tools	214	19.1	221	19.7
Group activities	-84		-55	
Group total	1 965	13.7	2 079	14.5

Opening balances

1 January 2004

Balance sheet	Sw. GAAP 31 Dec. 2003	Adjust-ment		IFRS 1 Jan. 2004
Fixed assets	22 352	-196	1)	22 156
Inventories	12 147			12 147
Current receivables	11 926			11 926
Liquid assets	1 972			1 972
Total assets	48 397	-196		48 201
Shareholders' equity	21 440	1 209		22 649
Minority interests	846	-846		0
Interest-bearing provisions and liabilities	14 100	-528	2)	13 572
Non-interest-bearing provisions and liabilities	12 011	-31	3)	11 980
Total shareholders' equity and liabilities	48 397	-196		48 201

Explanations:

1) -176 SEK M Adjustment of deferred tax asset related to pensions.
-20 SEK M Adjustment of accumulated depreciation as a consequence of breaking down fixed assets into "components" with different useful lives.
-196 SEK M

2) -528 SEK M Reversal of unrecognized actuarial gains and losses related to pensions.

3) -34 SEK M Effect relating to share-based payments.
3 SEK M Adjustment of deferred tax liability.

-31 SEK M

1 January 2005

Balance sheet	IFRS 31 Dec. 2004	Adjust-ment		IFRS 1 Jan. 2005
Fixed assets	22 663			22 663
Inventories	13 459			13 459
Current receivables	13 532	394	1)	13 926
Liquid assets	1 720			1 720
Total assets	51 374	394		51 768
Shareholders' equity	23 551	62		23 613
Minority interests	0			0
Interest-bearing provisions and liabilities	14 207			14 207
Non-interest-bearing provisions and liabilities	13 616	332	2)	13 948
Total shareholders' equity and liabilities	51 374	394		51 768

Explanations:

1) 394 SEK M Unrealized gains on currency contracts.

2) 306 SEK M Unrealized losses on currency contracts, interest swaps and electricity derivatives.
26 SEK M Adjustment deferred tax liability.
332 SEK M

Background

In June 2002, the European Union's Council of Ministers decided that all exchange-listed companies within the Union as from fiscal year 2005 shall prepare consolidated financial statements fully in compliance with International Financial Reporting Standards (IFRS).

The accounting standards issued by the Swedish Financial Accounting Standards Council, in particular in recent years, have been closely aligned to IFRS. The Swedish standards, however, have not covered all areas of the IFRS, nor have they been fully updated as and when the international standards have been amended.

Sandvik has complied with the Swedish Council's standards and, thereby, has gradually applied standards that are in agreement with IFRS.

The transition from reporting in accordance with Swedish standards to IFRS reporting raises special requirements on the first report provided in accordance with the new standards. The comparative information for fiscal year 2004 must be restated and reported in accordance with IFRS.

IFRS 1 *First-time Adoption of International Financial Reporting Standards* contains specific transition rules. The effects on Sandvik's results and financial position partly depend on the choices made by Sandvik in areas where options exist.

IAS 19: Employee Benefits

As of 2003, Sandvik already complies with the rules for pension accounting set out in ***IAS*** 19 *Employee Benefits.* Under the transition rules, however, this standard must be applied as if adopted at 1 January 2004. Accordingly, the unrecognized actuarial gains reported earlier by Sandvik at 31 December 2003, 528 SEK M, must be set to zero, that is, reduce the provisions for pensions. Considering the tax effects, this increases the unrestricted reserves in shareholders' equity by 353 SEK M. Operating profit for 2004 is affected by a reversal of amortization of unrecognized actuarial gains by 11 SEK M, which is no longer required since the unrecognized gains at beginning of the year are set to zero.

Sandvik has not yet decided how actuarial gains and losses will be dealt with in future, including the additional option to, in principle, charge such gains and losses directly to equity in accordance with a recent decision by the IASB (International Accounting Standards Board).

IFRS 3: Business Combinations

The business combination accounting rules have been largely changed by the issuance of ***IFRS*** 3 *Business Combinations.* Sandvik has decided not to apply IFRS 3 retroactively to acquisitions completed prior to 1 January 2004. The new rules are being applied for future acquisitions from this date and, compared with earlier rules, mainly imply that only such restructuring provisions already carried in the balance sheet of the acquired company may be considered in the purchase price allocation, that the identification of intangible assets of the acquired company shall be more extensive (including trade marks, customer relations and customer agreements, patented and un-patented technology, etc.), that the fair value of the net assets acquired is measured disregarding any minority interests, and that goodwill henceforth shall not be amortized. The last-mentioned change is paired with a requirement that the book value of all goodwill that arose in earlier acquisitions shall be tested for impairment in connection with the transition to IFRS. Sandvik has performed such impairment tests and no cause for write-downs was identified. The new rules have not had any significant effects on acquisitions made after 1 January 2004. The effect of the IFRS transition, therefore, is that the goodwill amortization, 354 SEK M, reported in the 2004 consolidated income statement will be reversed in the comparative income statement that will be published in the 2005 Annual Report.

IFRS 2: Share-based Payment

Sandvik earlier has reported costs for share-based employee compensation under an "intrinsic method", whereby an expense has been reported to the extent that the exercise price under an option program is less than the current market price of the Sandvik share. Under ***IFRS*** 2 *Share-based Payment*, an expense shall be recognized based on the estimated market value of an option at the allocation date. In the comparative 2004 income statement, the proportional part of such estimated value of options is expensed. Reporting under IFRS 2 implies a lower expense than earlier reported and, accordingly, there is a positive effect on equity in the 1 January 2004 opening balance and on 2004 results.

IAS 16: Property, Plant and Equipment

In valuing tangible fixed assets in the 1 January 2004 restated opening balance, Sandvik has concluded that, under the transition rules, earlier made revaluations may be considered "deemed cost" in the transition to IFRS and, hence, there are no transitional effects on equity or 2004 results. Further, Sandvik has already in the past essentially applied so-called component depreciation. The specified requirement for such accounting in the amended ***IAS*** 16 *Property, Plant and Equipment*, only affects the opening balance 2004 by 20 SEK M.

IAS 38: Intangible Assets

Since 2002, Sandvik has recognized expenditures for development aimed at producing new or significantly improved products and processes as an intangible asset in accordance with the rules in ***IAS*** 38 *Intangible Assets*. Historically, systems and routines have not been developed in a manner whereby it is possible in conjunction with the transition to IFRS to apply such reporting from an earlier date.

IAS 17: Leases

Sandvik earlier has applied the accounting rules of ***IAS*** 17 *Leases*, although the earlier Swedish transition rules allowed that all leases entered into prior to 1 January 1997 be dealt with under the rules for operating leases. Sandvik has not identified any significant old, still running, lease contracts that would have been differently reported had the classification been tested in accordance with the IFRS rules.

Other changes

In connection with the transition to IFRS, minority interest in equity has been reclassified as part of the Group's equity.

Sandvik has chosen to set the accumulated exchange difference in equity to zero as at 1 January 2004 in accordance with IFRS 1. This has increased the previously reported profit related to the sale of Walter's machine division by 34 SEK M.

In conjunction with the transition to IFRS, research and development costs that have been reported mainly as part of cost of goods sold have been reclassified to a separate line in the income statement after gross profit. In the interim reports these costs will be reported together with selling and administrative expenses.

IAS 32 and **IAS 39**, *Financial Instruments: Disclosure and Presentation* and *Recognition and Measurement*, respectively are applied as from 1 January 2005. No restatement of 2004 reporting is required. The new rules essentially imply that most financial instruments, including derivative instruments, be marked to market. The rules that shall or may be applied by the end of 2005 have not yet in all respects been established. Among other items the rules for hedge accounting are still being deliberated by the IASB and there may be changes to the current standards already in 2005. However, an estimate of the effect of revaluation of these instruments as of 1 January 2005 indicates a positive effect on equity of 62 SEK M.

The summarized information on the effects of the transition to IFRS has been compiled based on the IFRS expected to be in force at 31 December 2005. Amendments to IFRS are made continuously and, accordingly, there may be additional changes.

Sandviken, 31 March 2005

Sandvik AB; (publ)

For further information, contact:
Per Nordberg, Executive Vice President and CFO, +46 26 261061, per.nordberg@sandvik.com
Heléne Gunnarson, Senior Vice President Group Communications,
+46 26 261025, helene.gunnarson@sandvik.com
Jan Lissåker, Investor Relations Manager, +46 26 261023, jan.lissaker@sandvik.com

---

Sandvik is a high-technology engineering group with advanced products and world-leading positions in selected areas – tools for metalworking, machinery and tools for rock excavation, stainless steel, special alloys, metallic and ceramic resistance materials as well as process systems and sorting systems. The Group has 38,000 employees in 130 countries, with annual sales of approximately 55,000 SEK M.